1-15246

P.E. 4-18-02

02032354

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For April 18, 2002

LLOYDS TSB GROUP plc
(Translation of Registrant's Name Into English)

71 Lombard Street
London EC3P 3BS
United Kingdom
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ] No [X]

Lloyds TSB Group plc

INDEX TO EXHIBITS

Item

1. News Release dated April 17, 2002

2. News Release dated April 18, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS TSB GROUP plc

Date: April 18, 2002

By: [signature]
Name: M D Oliver
Title: Director of Investor Relations

News Release

Lloyds TSB

Press Office
Corporate Communications
Lloyds TSB Group plc
71 Lombard Street
London EC3P 3BS

Telephone: 020 7626 1500

50/02 AVS No: 358446 17 April 2002

LLOYDS TSB GROUP: ANNUAL GENERAL MEETING STATEMENT

The following is an extract from the statements made by Maarten van den Bergh, Chairman and Peter Ellwood, Group Chief Executive of Lloyds TSB Group at the company's annual general meeting in Edinburgh (17 April 2002).

2001 was another successful year for the Lloyds TSB Group. In an environment characterised by increasing regulation, intense competition and an uncertain world economic outlook, the Group continued to perform well.

On a business as usual basis, income rose by 10 per cent and operating profit increased by 6 per cent, with the trading profit before provisions for bad and doubtful debts increasing by 11 per cent. The Group improved its efficiency ratio to under 43 per cent, maintaining our position as the most efficient bank of our size in the world, and at the same time we grew market share in a number of key areas. The total dividend for 2001 of 33.7p per share represented an increase of 10 per cent.

We continue to move forward with a very clear vision and strategy. Our vision is to create value for our customers by understanding and meeting their needs more effectively than any of our competitors. As we progress with this strategy, and effectively manage our costs and our risks, the natural outcome will be to maximise value for shareholders.

Lloyds TSB has made a solid start to 2002. The Group continues to benefit from higher branch network product sales and business volumes have been good, particularly in our retail businesses where consumer confidence remains robust. Life assurance and pension sales in the first quarter of 2002 were well ahead of the comparative period in 2001. However, equity markets have continued to be volatile and sales of unit trusts and ISAs have been lower than in the first quarter of 2001.

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Strict control of our costs has been maintained and, as expected, there has been a modest increase in provisions for bad and doubtful debts and weather related general insurance claims. The Group's business as usual operating profit was satisfactorily ahead of the first quarter of 2001.

We continue to expect that the growth in our core business as usual operating expenses in 2002 will be no greater than the rate of inflation, with income growing at a materially higher rate than costs.

For further information:-

Investor Relations
Kent Atkinson +44 (0) 20 7356 1436
Group Finance Director
E-mail: kent.atkinson@ltsb-finance.co.uk

Michael Oliver +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk

Media
Terrence Collis +44 (0) 20 7626 1500
Director of Group Corporate Communications
E-mail: terrence.collis@lloydstsb.co.uk

Mary Walsh +44 (0) 20 7626 1500
Head of Media Relations
E-mail: mary.walsh@lloydstsb.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to certain of the plans of the Lloyds TSB Group, its current goals and expectations relating to its financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, unexpected changes to regulation, changes in customer preferences, competition and other factors. Please refer to the Registration Statement on Form 20F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.

18th April 2002

NEWS RELEASE

LLOYDS TSB GROUP PLC
ANNUAL GENERAL MEETING

At the annual general meeting, held on 17th April, 2002, all the resolutions were passed and the results of the polls were as follows:

Resolution	For	Against
1. Receiving the report and accounts	2,493,914,143 shares	2,628,237 shares
2. Election of directors		
(a) Mr J E Daniels	2,423,022,188 shares	37,377,960 shares
(b) Mr G J N Gemmell	2,419,040,497 shares	7,376,570 shares
(c) Dr D S Julius	2,501,362,538 shares	8,277,612 shares
3. Re-election of directors		
(a) Mr M E Fairey	2,503,429,300 shares	6,882,056 shares
(b) Dr C S Gibson-Smith	2,420,619,487 shares	40,726,081 shares
(c) Dr T F W McKillop	2,419,654,515 shares	40,836,673 shares
(d) The Earl of Selborne	2,484,259,794 shares	25,208,651 shares
4. Re-appointment of the auditors	2,380,226,896 shares	92,004,873 shares
5. Directors' authority to set the remuneration of the auditors	2,468,790,394 shares	3,450,353 shares
6. Directors' authority to allot shares	2,421,847,354 shares	38,832,593 shares
7. Directors' power to issue shares for cash	2,501,292,035 shares	9,037,514 shares
8. Authority for the company to purchase its shares	2,501,071,591 shares	8,062,447 shares
9. Authority relating to the Political Parties, Elections and Referendums Act		
(a) Lloyds TSB Group plc	2,142,845,239 shares	81,976,631 shares
(b) Lloyds TSB Bank plc	2,142,264,159 shares	82,227,171 shares
(c) Lloyds TSB Scotland plc	2,142,205,800 shares	82,288,101 shares
(d) Scottish Widows plc	2,142,077,819 shares	82,401,869 shares
(e) Cheltenham & Gloucester plc	2,142,196,098 shares	82,261,084 shares
(f) Lloyds TSB Asset Finance Division Limited	2,143,048,393 shares	82,104,281 shares

On 17th April, 2002 there were 5,564,656,887 shares in issue.

-ENDS-

Lloyds TSB

53/02 18 April 2002

LLOYDS TSB AUTOLEASE ACQUIRES FIRST NATIONAL VEHICLE HOLDINGS

Lloyds TSB Group today announces that its subsidiary Lloyds TSB Asset Finance Division has acquired First National Vehicle Holdings (FNVH) and Abbey National Vehicle Finance (ANVF), both wholly owned subsidiaries of Abbey National plc, for a cash consideration of £46 million, representing a premium on acquisition of £71 million. As at 31 December 2001, FNVH and ANVF had operating lease assets totalling some £400 million.

The business will be combined with Lloyds TSB autolease thereby creating the leader in the UK contract hire market. This acquisition brings Lloyds TSB autolease significant opportunities for growth. FNVH brings a broader customer base and complementary products not currently offered by LloydsTSB autolease.

Nigel Stead, managing director, Lloyds TSB autolease, said: "The car contract hire market offers considerable opportunities for organisations that have scale, expertise and experience and with its track record of successfully integrating businesses, Lloyds TSB autolease is well placed to maximise the synergies from the combined operation. The acquisition of FNVH enables us to strengthen our position in this market. It is a sound business, with excellent staff and we will be able to build upon our offer to all of our customers with an enhanced range of products and services. I'm delighted that First National Vehicle Holdings will be joining our business."

-ends-

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LLOYDS TSB AUTOLEASE ACQUIRES FIRST NATIONAL VEHICLE HOLDINGS/...2

Notes:

- Lloyds TSB autolease is one of the UK's largest and most experienced fleet management and funding specialists with over 85,000 vehicles currently under management.
- It was formed in 2001 through a merger between ACL autolease and Black Horse Vehicle Management and is now a wholly owned subsidiary of Lloyds TSB.
- The combined company has over 40 years experience working closely with different organisations to help build fleet strategies that meet financial and HR objectives.
- It offers a comprehensive range of funding options and services backed by a commitment to quality: Lloyds TSB autolease is the first leasing company to achieve the ISO 9001:2000 quality standard. The company employs expert systems and highly trained staff - 350 at its Birmingham head office and 35 at Lloyds TSB motorent in Stanmore, Middlesex.
- Further information can be found at the following web site: http://www.lloydstsbautolease.co.uk/
- FNVH has over 73,000 vehicles currently under management.

For further information:-

Investor Relations
Kent Atkinson +44 (0) 20 7356 1436
Group Finance Director
E-mail: kent.atkinson@ltsb-finance.co.uk

Michael Oliver +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk

.../more

Media
Terrence Collis +44 (0) 20 7626 1500
Director of Group Corporate Communications
E-mail: terrence.collis@lloydstsb.co.uk

Mary Walsh +44 (0) 20 7626 1500
Head of Media Relations
E-mail: mary.walsh@lloydstsb.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to certain of the plans of the Lloyds TSB Group, its current goals and expectations relating to its financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, unexpected changes to regulation, changes in customer preferences, competition and other factors. Please refer to the Registration Statement on Form 20F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.